# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ArriVent Biopharma, Inc., CIK 0001868279
CUSIP: 04272N102
Title of class of securities: Common Stock, $0.0001 Par Value per Share
Address of issuer's principal executive offices: 18 Campus Boulevard Suite 100, Newtown Square, Pennsylvania (PA), 19073
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001612133

## Reporting persons
- Sofinnova Venture Partners XI, L.P. ("SVP XI"): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,696,752; shared voting power 0; sole dispositive power 1,696,752; shared dispositive power 0; aggregate amount beneficially owned 1,696,752 (4.1% of the class)
  Comment: Note to Row 5: 1,696,752 shares, except that Sofinnova Management XI, L.P. ("SM XI LP"), the general partner of SVP XI, may be deemed to have sole voting power, Sofinnova Management XI, L.L.C. ("SM XI LLC"), the general partner of SM XI LP, may be deemed to have sole voting power, and Dr. James I. Healy ("Healy") and Dr. Maha Katabi ("Katabi"), the managing members of SM XI LLC, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 1,696,752 shares, except that SM XI LP, the general partner of SVP XI, may be deemed to have sole dispositive power, SM XI LLC, the general partner of SM XI LP, may be deemed to have sole dispositive power, and Healy and Katabi, the managing members of SM XI LLC, may be deemed to have shared dispositive power over these shares.
  
  Note to Row 8: See response to row 7.
- Sofinnova Management XI, L.P. ("SM XI LP"): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,696,752; shared voting power 0; sole dispositive power 1,696,752; shared dispositive power 0; aggregate amount beneficially owned 1,696,752 (4.1% of the class)
  Comment: Note to Row 5: 1,696,752 shares, all of which are owned directly by SVP XI. SM XI LP, the general partner of SVP XI, may be deemed to have sole voting power, SM XI LLC, the general partner of SM XI LP, may be deemed to have sole voting power, and Healy and Katabi, the managing members of SM XI LLC, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 1,696,752 shares, all of which are owned directly by SVP XI. SM XI LP, the general partner of SVP XI, may be deemed to have sole dispositive power, SM XI LLC, the general partner of SM XI LP, may be deemed to have sole dispositive power, and Healy and Katabi, the managing members of SM XI LLC, may be deemed to have shared dispositive power over these shares.
  
  Note to Row 8: See response to row 7.
- Sofinnova Management XI, L.L.C. ("SM XI LLC"): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,696,752; shared voting power 0; sole dispositive power 1,696,752; shared dispositive power 0; aggregate amount beneficially owned 1,696,752 (4.1% of the class)
  Comment: Note to Row 5: 1,696,752 shares, all of which are owned directly by SVP XI. SM XI LP, the general partner of SVP XI, may be deemed to have sole voting power, SM XI LLC, the general partner of SM XI LP, may be deemed to have sole voting power, and Healy and Katabi, the managing members of SM XI LLC, may be deemed to have shared power to vote these shares.
  
  Note to Row 6: See response to row 5.
  
  Note to Row 7: 1,696,752 shares, all of which are owned directly by SVP XI. SM XI LP, the general partner of SVP XI, may be deemed to have sole dispositive power, SM XI LLC, the general partner of SM XI LP, may be deemed to have sole dispositive power, and Healy and Katabi, the managing members of SM XI LLC, may be deemed to have shared dispositive power over these shares.
  
  Note to Row 8: See response to row 7.
- Dr. James I. Healy ("Healy"): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,696,752; sole dispositive power 0; shared dispositive power 1,696,752; aggregate amount beneficially owned 1,696,752 (4.1% of the class)
  Comment: Note to Row 6: 1,696,752 shares, all of which are owned directly by SVP XI. SM XI LP, the general partner of SVP XI, and SM XI LLC, the general partner of SM XI LP, may be deemed to have sole voting power over the shares owned by SVP XI, and Healy, a managing member of SM XI LLC, and a director of the Issuer, may be deemed to have shared power to vote these shares.
  
  Note to Row 8: 1,696,752 shares, all of which are owned directly by SVP XI. SM XI LP, the general partner of SVP XI, and SM XI LLC, the general partner of SM XI LP, may be deemed to have sole dispositive power, and Healy, a managing member of SM XI LLC, and a director of the Issuer, may be deemed to have shared power to dispose of these shares.
- Dr. Maha Katabi ("Katabi"): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,696,752; sole dispositive power 0; shared dispositive power 1,696,752; aggregate amount beneficially owned 1,696,752 (4.1% of the class)
  Comment: Note to Row 6: 1,696,752 shares, all of which are owned directly by SVP XI. SM XI LP, the general partner of SVP XI, and SM XI LLC, the general partner of SM XI LP, may be deemed to have sole voting power over the shares owned by SVP XI, and Katabi, a managing member of SM XI LLC, may be deemed to have shared power to vote these shares.
  
  Note to Row 8: 1,696,752 shares, all of which are owned directly by SVP XI. SM XI LP, the general partner of SVP XI, may be deemed to have sole dispositive power, SM XI LLC, the general partner of SM XI LP, may be deemed to have sole dispositive power, and Katabi, a managing member of SM XI LLC, may be deemed to have shared dispositive power over these shares.

## Item 1. Issuer
Name of issuer: ArriVent Biopharma, Inc.
Address of issuer's principal executive offices: 18 Campus Boulevard Suite 100, Newtown Square, PA 19073

## Item 2. Person Filing
Name of person filing:
This Statement is filed by Sofinnova Venture Partners XI, L.P. ("SVP XI"), Sofinnova Management XI, L.P. ("SM XI LP"), Sofinnova Management XI, L.L.C. ("SM XI LLC"), Dr. James I. Healy ("Healy") and Dr. Maha Katabi ("Katabi"). The foregoing entities and individuals are collectively referred to as the "Reporting Persons."

This Amendment No. 1 to Schedule 13G (this "Amendment") amends and restates in its entirety the Statement on Schedule 13G that was initially filed on November 12, 2024 (the "Original Schedule 13G"), on behalf of the Reporting Persons, in respect of shares of Common Stock, $0.0001 Par Value per Share ("Common Stock"), of ArriVent Biopharma, Inc. (the "Issuer").
Address of principal business office or, if none, residence:
The address for each of the Reporting Persons is:

c/o Sofinnova Investments, Inc.
3000 Sand Hill Road, Bldg. 3, Suite 150
Menlo Park, CA 94025
Citizenship: Each of SVP XI and SM XI LP is a Delaware limited partnership. SM XI LLC is a Delaware limited liability company. Healy is a U.S. citizen. Katabi is a Canadian citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for each Reporting Person.*
Percent of class: See Row 11 of cover page for each Reporting Person.*
Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.*
Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.*
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each Reporting Person.*
Shared power to dispose or to direct the disposition:
See Row 8 of cover page for each Reporting Person.

* Except to the extent of a Reporting Person's pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Under certain circumstances set forth in the limited partnership agreement of each of SVP XI and SM XI LP and the limited liability company agreement of SM XI LLC, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by each such entity of which they are a partner or member, as the case may be.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit

Exhibit A: Agreement of Joint Filing

## Signatures
- Sofinnova Venture Partners XI, L.P. ("SVP XI"): /s/ Nathalie Auber, Nathalie Auber, Attorney-in-Fact (03/05/2026)
- Sofinnova Management XI, L.P. ("SM XI LP"): /s/ Nathalie Auber, Nathalie Auber, Attorney-in-Fact (03/05/2026)
- Sofinnova Management XI, L.L.C. ("SM XI LLC"): /s/ Nathalie Auber, Nathalie Auber, Attorney-in-Fact (03/05/2026)
- Dr. James I. Healy ("Healy"): /s/ Nathalie Auber, Nathalie Auber, Attorney-in-Fact (03/05/2026)
- Dr. Maha Katabi ("Katabi"): /s/ Nathalie Auber, Nathalie Auber, Attorney-in-Fact (03/05/2026)
Comment: *Executed pursuant to a Power of Attorney already on file with the appropriate agencies.